Exhibit 4.31

MIR M GAME PUBLISHING AGREEMENT

THIS MIR M GAME PUBLISHING AGREEMENT (this “Agreement”) is made and entered into as of May 24, 2024 (“Execution Date”) by and between:

Licensor:

Wemade Co., Ltd. (주식회사 위메이드), a corporation duly organized and validly existing under the laws of the Republic of Korea (“Korea”) and having its address at 10F, Wemade Tower, 49, Daewangpangyo-ro 644beon-gil, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea (“Licensor”);

Licensee:

China Crown Technology Limited, a corporation duly organized and validly existing under the laws of Hong Kong (the “Hong Kong”) and having its address at Room 1502, 15/F., Harcourt House, No.39 Gloucester Road, Wanchai, Hong Kong (“Licensee”);

Guarantor:

The9 Limited, a corporation duly organized and validly existing under the laws of the Cayman Islands which has American depositary shares, listed on the Nasdaq Capital Market (“NASDAQ”) under trading symbol “NCTY”, and having its address at Floor 2, Willow House, Cricket Square, PO Box 709, Grand Cayman KY1-1107, Cayman Islands. (“Guarantor”).

Licensor and Licensee shall be referred to in this Agreement individually as the “Party” or collectively as the “Parties”.

RECITALS

WHEREAS:

A.

Licensor holds an exclusive right to publish the Original Game (defined hereinafter) which is granted by the owner of all the Intellectual Property Rights (defined hereinafter) in relation to the Original Game anywhere in the world and has the full power to execute this Agreement.

B.

Licensee desires to obtain a license, in order to publish and operate the Game (defined hereinafter) within the Territory (defined hereinafter), and Licensee intends to share the revenue proceeds with Licensor in accordance with the terms and conditions set forth below.

C.	Guarantor is an affiliate of Licensee and is willing to enter into this Agreement in order to guarantee the obligations of Licensee under this Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants and other terms and conditions contained herein, and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the Parties hereby agree as follows:

Article 1 (Definitions)

In this Agreement:

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1.

“Affiliate” with respect to a person, shall mean any legal entity (such as a corporation, partnership, or limited liability company) that controls, is controlled by, or is under common control with, such person. For the purposes of this definition, the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such legal entity, whether through the ownership of voting securities or by contract.

2.

“Billing System” shall mean any and all systems, databases and servers which include information and/or data relevant to the calculation of the Gross Revenue and Monthly Royalty Fee for the Game, user payment, sales of game items within the Game, registration of peripheral commodities, point cards and virtual cash, and user identification and other payment and billing related information.

3.	“Business Day” shall mean any day other than a Saturday, Sunday or a legal holiday in the People’s Republic of China and in Korea.
4.

“Confidential Information” shall mean all information embodied in written, graphical, digital, oral or other form or media related to the Original Game, and/or the Game, save for any information or data that has come into the public domain other than through a breach of this Agreement by either Party. “Confidential Information” shall include but is not limited to, data, discoveries, inventions, documents, reports, source code, object code, know-how, existing and potential Intellectual Property Rights, and the business and legal arrangements between the Parties under this Agreement, such as the Monthly Sales Reports, Daily KPI Reports, and the Billing System information contemplated in this Agreement. Confidential Information should include other information disclosed by one Party that should reasonably be considered to be confidential or proprietary due to its nature or the context of its disclosure.

5.

“Excludable Payments” shall mean any and all fees actually paid to end users in relation to the use of the Game in the form of cash backs, gift coupons, free mileage, and/or other forms of giveaways and gifts received by the end users through any promotional activities with Licensor’s prior consent.

6.

“Effective Date” shall mean the date Licensor issues a confirmation in writing to Licensee that Licensor received the full payment according to Article 7.1(c)(i) from Licensee. Licensee shall not publish or provide any services in relation to the Game before the Effective Date.

7.

“Game” in this Agreement shall mean the Service Language (defined below) version of the Original Game which is named [暮光双龙] and commercially released and published by Licensee in the Territory, in accordance with the terms of this Agreement, in mobile version and PC version. For the avoidance of doubt, the “Game” shall not include any sequel, spin-off or derivative thereof unless otherwise approved by Licensor in writing. Unless there is prior written approval, any decision on the name or the change in the name of the Game shall constitute a material breach of this Agreement by Licensee. The Game may include elements that use “Blockchain” technology (a technology that stores data in electronic blocks and connects each block sequentially in a chain-like formation, which is a distributed data storage method that records transaction details in a ledger that can be accessed by anyone and copies and stores it on each computer participating in a Blockchain network), provided that this shall be subject to compliance with the relevant PRC laws and regulations.

8.

“Gross Revenue” shall mean any and all revenues arising out of or resulting from the service and operation of the Game and all other income-generating activities relating to the Game, but excluding Excludable Payments, such as: (i) the use of the Game offered to end users, which is actually paid by end users and calculated based upon the face value of the game card or the retail price (inclusive of the value added tax (“VAT”(增值税))) of the game, using any type or form of payment, including without limitation, payment by prepaid card, credit card, direct debit, SMS, phone payment, account transfer or any other means of payment whether through on-line or off-line methods, (ii) the sale or dealing in peripheral commodities, point cards and virtual cash registered in the Billing System to play the Game, (iii) any advertising, broadcasting or other similar revenue generated from the Game, and (iv) any other revenue generated by

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Licensee by otherwise exploiting the Game, the method of calculation of which shall be separately determined by the Parties where applicable. Except for the matters provided in this Agreement or where the Parties agree in writing, no exclusions or deductions shall be made from the calculation of the Gross Revenue. For the avoidance of doubt, the Gross Revenue shall be calculated free and clear of any deduction or set-off for or on account of any fees charged by services providers or other entities including but not limited to, payment gateways, channeling and/or platform services, and VAT.

9.

“Intellectual Property Rights” means intellectual property rights, and shall include all rights in patents, trademarks, service marks, domain names, copyright and related rights, Moral Rights, registered designs, utility models, software, layout design rights, database rights, trade or business names, Confidential Information, rights protecting goodwill and reputation know-how, trade secrets, inventions (whether patentable or not), improvements, publicity rights, rights of privacy, and all other rights and all applications for the same, whether presently existing or created in the future, anywhere in the world, whether registered or not, and all benefits, privileges, rights to sue, recover damages and obtain relief for any past, current or future infringement, misappropriation, or violation of any of the foregoing rights.

10.

“Licensed IP” shall mean all Intellectual Property Rights of the Original Game owned by WEMADE M Co., Ltd. (“WEMADE M”) and ChuanQi IP Co., Ltd. (“CQ”) and licensed to Licensor for publishing, to the extent that the same subsists in respect of the following (without limitation) namely, material, information, work product, items, components, or subject matter either (i) made available by Licensor to Licensee in connection with this Agreement during the License Term (defined hereinafter), (ii) associated with or based on whole or part of the Original Game, or (iii) features of the Original Game, including any and all: (a) texts, videos, visual displays, scripts, literary treatments, characters, character biographies and background stories, background themes, environments, rules and play patterns, names of places and other elements visible to the user of a game or other product; (b) sounds, sound effects, sound tracks, and other elements audible to the user of a game or other product; (c) methods in which the user interacts with the characters, backgrounds, environments, or other elements of a game or other product; (d) distinctive and particular elements of design, organization, presentation, “look and feel,” layout, user interface, navigation, trade dress, and stylistic convention (including the digital implementations) within a game or other product and the total appearance and impression substantially formed by the combination, coordination and interaction of these elements; (e) Trademarks (as defined hereinafter), service marks, trade names, goodwill, rights of publicity, merchandising rights, advertising rights and similar rights; and (f) any other proprietary elements of a game. “Licensed IP” includes (a)-(f) above in any Updates (defined hereinafter) to the Original Game made during the License Term.

11.	“License Term” shall mean the period from the Execution Date until the termination or expiry of this Agreement.
12.	“Monthly Gross Revenue” shall mean, with respect to any calendar month, the Gross Revenue earned during that calendar month.
13.

“Moral Rights” shall mean the rights described in Article 6bis of the Berne Convention for Protection of Literary and Artistic Works 1886 (as amended and revised from time to time), being “droit moral” or other analogous rights arising under any law, that exist or that may come to exist, anywhere in the world and shall be deemed to include but not be limited to any rights to claim authorship of any work, to object to or prevent the modification of any work, or to withdraw from circulation or control the publication or distribution of any work, and any similar right, existing under judicial or statutory law of any country in the world, or under any treaty, regardless of whether or not such right is denominated or generally referred to as a moral right.

14.

“Original Game” shall mean the massively multiplayer online game named “MIR M” (the name of Chinese edition is “暮光双龙” (ISBN [REDACTED]) and the name of Korean edition “미르엠(미르M)”) as developed and owned by WEMADE M. Documents evidencing the intellectual property registration in relation to the Original Game in Korea and China are attached in Appendix I.

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15.

“Permitted Platforms” shall mean such platforms specifically designated by Licensee to publish a particular version of the Game under this Agreement, and for which Licensor’s prior written consent (such consent shall not be unreasonably withheld, conditioned, or delayed) was obtained.

16.	“Platform Operator” shall mean the operator of Permitted Platforms.
17.	“PRC” shall mean People’s Republic of China, excluding Hong Kong, Taiwan, Macao, only for purpose of this Agreement.
18.

“Substantially Similar” shall mean the existence of common or similar elements or expression of ideas (e.g., features listed in (a) to (f) of Article 1.10) with the Original Game reaching a level of substantiality both qualitatively and quantitatively such that an ordinary observer would recognize the game as being derived from the Original Game by its overall appearance and feel.

19.	“Territory” shall mean the geographical territory of the People’s Republic of China, except Hong Kong, Taiwan, and Macao (i.e. Mainland China only).
20.

“Trademarks” shall mean the trademarks associated with the Original Game, whether registered in CQ, Licensor or WEMADE M’s name in the Territory or otherwise during the term of this Agreement, including but not limited to the trademarks listed under Appendix II.

21.

“Updates” shall mean bug fixes, performance improvements, introduction of new items or new characters, addition of new stages, maps, or play modes within each Permitted Platform related to the content of the Game.

22.	“Service Language” means Simplified Chinese subject to the Parties’ further agreement.
23.	“New Version of the Game” means[REDACTED].
24.	“End User” means users who are allowed to connect to the server, directly or indirectly enjoying the Game service provided by Licensee in the Territory.

Article 2 (Grant of License)

1.

Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee an exclusive, non-transferrable, non-assignable, limitedly sublicensable, limited and revocable license during the License Term in the Territory:

(a)

To publish and service the Game in the Territory on the Permitted Platforms (the “Service”) (on the condition that prior written consent has been given by the Licensor to that particular version of the Game) using the Licensed IP, including the license:

(i)	To maintain and operate the Service of the Game and to grant subscriptions to end users to use and access the Game solely in the Territory;
(ii)

To market, distribute, publish, transmit, publicly display and publicly perform the Game, in whole or in part, solely in the Territory or solely in connection with and for the purpose of the Service of the Game in the Territory; and

(iii)

To reasonably use the enterprise name, Trademarks, service marks, trade names, and Licensor’s logo, in order to publish and service the Game in the Territory, provided that Licensee shall not use the aforesaid marks and logos in a manner that is likely to adversely affect or prejudice Licensor, WEMADE M or its Affiliate’s interests, including Licensor’s

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goodwill, Licensor’s standing, and the validity of any Intellectual Property Rights in and to the Original Game.

(b)

To sublicense any licenses granted under Article 2.1(a) above to third party, Licensee shall obtain CQ’s prior written approval (such approval shall not be unreasonably withheld, conditioned, or delayed), except for sublicense to Licensee’s Affiliates under its full control after written notification to CQ of the scope of sublicense and the name of Licensee’s Affiliates.

2.

The Parties acknowledge and agree that between Licensor and Licensee, Licensor retains all rights, title and interest to the Intellectual Property Rights of the Game and Original Game. Nothing in this Agreement shall be construed to convey or transfer to Licensee any rights in or related to the Licensed IP. Licensor holds all permanent rights, including but not limited to copyright, patents, associated rights, title and all interest in the Game as a whole.

3.

The license granted to Licensee by Licensor under this Agreement is limited to the one (1) specific version of the Game in the Service Language only, as expressly defined in Article 1.7. Other versions of the Game in a language other than the Service Language may be licensed by Licensor under a separate contract, on the written agreement of the Parties, and the grant of such licenses shall remain at all times subject to such terms and conditions as Licensor may require in its absolute discretion.

4.

For the avoidance of doubt, the license granted hereunder to Licensee expressly excludes the license to develop and exploit any sequel, spin-off or derivative of the Game (including other versions of the Game or of the Original Game) without the prior written approval of Licensor. Any breach by Licensee of the obligations described in this paragraph shall be a material breach of this Agreement.

5.

For the avoidance of doubt, nothing in this Agreement precludes Licensor or its designees from using or licensing the Trademarks or Licensed IP in connection with the development and exploitation of any other game in the Territory.

6.

Licensee shall not use the Licensed IP (or any part thereof) to develop and exploit any game unless explicitly permitted otherwise in this Agreement. Any breach by Licensee of the obligations described in this paragraph shall be a material breach of this Agreement.

7.

In case there is a need to modify the name of the Game at any time during the License Term, Licensee shall be required to obtain Licensor’s prior written approval. Unless there is prior written approval by Licensor, any decision on the name by Licensee, or any change in the name of the Game by Licensee (whether in whole or in part) shall constitute a material breach of this Agreement by Licensee. For the avoidance of doubt, Licensor’s approval of any new name proposed by Licensee shall not be deemed as a warranty or representation by Licensor to Licensee that the use of such name proposed by Licensee is lawful or non-infringing of third party rights. Licensee shall on demand fully indemnify and hold Licensor harmless in respect of any losses, liability, costs and expenses (including legal expenses on a full indemnity basis) arising out of any claims that the new name is unlawful or infringes on the rights of any third party.

Article 3 (Publishing and Commercial Launch of the Game)

1.

Licensee shall publish the Game and operate the Service only through the Permitted Platforms with Licensor’s prior written consent (such consent shall not be unreasonably withheld, conditioned, or delayed).

2.	Licensee shall not provide any Service or operate the Game prior to the Effective Date, and the following shall apply:
(a)	Licensee shall launch the closed beta testing (“CBT”) of the Game upon Licensor’s request for the Game, provided that the CBT has been approved by the relevant PRC license, if necessary.

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(b)	Licensee shall immediately notify Licensor in writing of any delay, and Licensee shall promptly use its best endeavours to remedy the delays.
(c)

The CBT and Commercial Launch date of the Game shall be confirmed and agreed in writing by both Parties. For the avoidance of doubt, the Commercial Launch date shall mean a date after the CBT, if the CBT was performed, when the Game is generally accessible to the end users on the Permitted Platforms, and when there is any revenue generated from the end users, that is not for testing purposes. In any case, Licensee shall not perform the Commercial Launch of the Game before the payments of Licensee Fee and Minimum Payment to Licensor under Article 7.1(c)(i) and (ii).

3.

The Parties shall diligently perform the obligations set forth in Appendix V in relation to the publication of the Game and the Services. The Parties may further negotiate with each other to add more obligations or adjust certain obligations in Appendix V by mutual consent.

4.

Licensee will be responsible for filing and obtaining all related government and/or state related licenses, approvals, and/or certificates in regards to the servicing and operation of the Game and Licensor shall cooperate with Licensee during this process in a timely manner.

5.	[REDACTED].
6.	[REDACTED].

Article 4 (Protection of Licensed IP)

1.

During the License Term, without prior written consent of Licensor, Licensee shall not engage in any development or service of the game which (a) uses any Licensed IP, or (b) which incorporates elements Substantially Similar to those in the Original Game, other than the Game in accordance with this Agreement.

2.

During the License Term and for three (3) years after the License Term, Licensee shall not advise, or provide any support to, a third party developing or providing the service online, or through other platforms such as mobile, PC, Smart TV, etc. or any similar platform, for, any game which has used any of the Licensed IP, or is substantially similar to the Original Game.

3.

In developing, marketing and distributing the Game, Licensee shall not engage in any activities that may be detrimental to the reputation of Licensor or the brand image of the Original Game (including WEMADE M and its affiliates), or may have an adverse effect on the identity of the Original Game.

4.

If Licensee becomes aware of or has been informed by Licensor about any infringement of the Licensed IP by a non-licensed third party, Licensee shall immediately (i) inform Licensor of such infringement and (ii) submit a description of the measures to be taken to stop such infringement (e.g. requesting the third party to discontinue such infringement) for Licensor’s approval, which shall not be unreasonably withheld. Upon the approval of Licensor, Licensee shall immediately implement such measures and report Licensor of the progress within seven (7) days of such approval. Any actions to be taken under this clause, which would require professional legal resources, shall be taken by Licensor. After the Effective Date, Licensor shall provide a letter of authorization issued by WEMADE M and CQ evidencing that Licensor holds an exclusive right to publish the Original Game which is granted by the owner of all the Intellectual Property Rights in relation to the Original Game anywhere in the world and has the full power to sublicense rights to publish the Original Game under this Agreement.

5.	Licensee shall include a copyright notice in and for the Game, in the manner and places as agreed in writing by the Parties.

“© Wemade M Co., Ltd. All Rights Reserved. Published by [Licensee]”

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Licensee shall include in and on all copies of the Game, the media and packages in which such copies are contained, the above copyright notice and/or other reasonable legends or notices in the form specified by Licensor.

Article 5 (Trademarks)

1.

Licensor hereby grants to Licensee, upon the terms and conditions hereinafter specified, a non-assignable, revocable, non-exclusive license to use the Trademarks during such time as this Agreement subsists in connection with servicing, use, promotion, distribution and marketing of the Game.

2.

Licensee may use the Trademarks on Licensee’s letter headings, invoices and all advertising and promotional materials, for the service of the Game, in such form and in such manner as shall have been approved in advance in writing by Licensor.

3.

Any such use of the Trademarks by Licensee shall be subject to Licensor’s review and prior written approval; and clearly identify Licensor as an owner or an authorized entity of the Trademarks. If Licensor thereafter notifies Licensee that the proposed use of the Trademarks is inappropriate, Licensee will not publish or otherwise disseminate such materials until they have been modified to Licensor’s satisfaction.

4.

Licensee shall use the Trademarks only in a manner and form: (i) after making reasonable business efforts to maintain the high quality of the services and products offered under the Trademarks, including but not limited to, the compliance with such standards as Licensor may issue from time to time; (ii) consistent with the use of the Trademarks by Licensor and general industry standards; (iii) that protects Licensor’s ownership interest therein; (iv) that complies with all applicable laws, rules and regulations; and (v) that conforms to Licensor’s request, provided that such requests or procedures have been duly communicated to Licensee prior to the use of the Trademarks.

5.

Licensee shall affix a trademark registration notice to the Game and on the advertising or promotional items used in conjunction with the Game. The symbol “TM” (in superscript or such convention be applicable to denote a trademark) shall be used for unregistered Trademarks and the symbol “®” shall be used for registered Trademarks. The specific location / placement of the same on any advertising, packaging, collateral or other material shall be mutually agreed upon by the Parties, each Party using reasonable efforts to reach agreement on the same promptly after the Effective Date.

6.

Licensee shall ensure that the opening sequence of the Game includes a splash screen logo of Licensor in the form and according to the specifications acceptable to the Parties (as provided by Appendix III of this Agreement). The specific location / placement of the same shall be agreed by Parties promptly in writing after the Effective Date. Licensee shall further ensure that a logo of Licensor is prominently displayed in a manner and form acceptable to Licensor on (i) any website promoting the Game or otherwise relating to the Game that is hosted by or through Licensee or any of the sub-licensees pre-approved by Licensor, and (ii) any other advertisement, publication or other media as may be requested by Licensor from time to time.

7.

Licensee acknowledges that the Trademarks related to the Original Game are the valuable property of Licensor or its licensor CQ and agrees that any enhancement in the value of such Trademarks through its provision and operation of the service and distribution and sale of the Game developed for dissemination to users shall inure only to the benefit of Licensor or its licensor CQ.

8.

Without Licensor’s prior written consent, Licensee and its Affiliates shall not, whether solely or jointly, register or seek to register any trademarks, service marks, or designs related to or associated with the title or brand of the Original Game (such as “MIR M” or “暮光双龙”) or any brand similar to “MIR M” or “暮光双龙”, whether it includes a name or mark likely to be confused with the Original Game or not, except to approved under the separate agreement between the Parties. The Parties agree that the right to register such trademarks, service marks, and designs shall remain with Licensor or its licensor CQ. In the event of

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Licensee’s registration or application for registration of any such trademark, service mark, or design in breach of this paragraph, Licensee shall, at no charge to Licensor, transfer and assign the same to Licensor or its designee on Licensor’s demand.

Article 6 (Reserved Rights)

1.

Licensor and/or its Affiliates shall have the exclusive right to publish the Game (in any languages including Chinese) outside of the Territory, including the right to grant sublicenses to any third party publisher(s). If Licensor or its Affiliate decides to publish the Game outside the Territory, there shall be no additional Minimum Payment or License Fee to Licensee, and a royalty fee (if any) to Licensee shall be discussed and agreed upon by the Parties.

Article 7 (Payment and Taxes)

[REDACTED]

Article 8 (Reporting)

1.

Licensee shall provide the fully detailed revenue/sales report for the month (the “Monthly Sales Report”) to Licensor for every month as of the 10th date of the next month from the relevant month. Licensee’s obligation to provide to Licensor the Monthly Sales Report shall be effective from the Effective Date, Each payment of the Monthly Royalty Fee shall be accompanied by a Monthly Sales Report to which the Monthly Royalty Fee relates which includes a statement of the amount of the Monthly Gross Revenue, a calculation of the Monthly Royalty Fee, the exchange rate applied in connection with the calculation of the Monthly Royalty Fee and any other information reasonably requested by Licensor from time to time, shall include copies of all actual invoices from all the Platform Operators for such month, and shall be certified by the chief executive officer of Licensee. Licensor shall have the right to reject any Monthly Sales Report, invoices from the Platform Operators, and any other information provided by Licensee upon Licensor’s request, unless such information have been endorsed in accordance with this provision.

2.

In order to ensure the genuineness of such invoices submitted by the Platform Operators, Licensee shall procure the Platform Operators’ cooperation with any request by Licensor to inspect or investigate such invoices.

3.

Licensee shall immediately provide a copy of the executed version of the agreement entered into with each of the Platform Operators on Licensor’s request; provided that, the main commercial terms of the agreements may be redacted, and even so only where and to the extent strictly necessary to comply with Licensee’s legal obligations.

4.

Licensee shall prepare and deliver to Licensor each day, by e-mail, online dashboard access, or by other measures approved by Licensor a fully detailed revenue/sales report in the format agreed by Licensor with the reference as Appendix IV (the “Daily KPI Report”). However, as the actual payment made to Licensor may not be exactly same as the Daily KPI Report and, upon Licensor’s request, Licensee shall provide supporting documents explaining any differences between the Daily KPI Report and actual payment made.

5.

Any breaches of Article 8.1 or 8.4, without any reasonable explanation acceptable to Licensor, shall be a material breach of this Agreement by Licensee and shall entitle Licensor to terminate this Agreement in accordance with Article 11.2(a) or otherwise. This is without prejudice to any other rights that Licensor may have under this Agreement, at law or in equity, including the right to claim for damages or losses suffered due to Licensee’s failure to provide the Monthly Sales Report or the Daily KPI Report.

Article 9 (Records and Auditing)

1.

Licensee shall keep all of its records, contractual and accounting documents and company documents in relation to its business and activities related to the revenue share of the Game under this Agreement in its

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offices, during the License Term and for three (3) years after the termination or expiry of this Agreement. Licensor has the right to investigate and to conduct an audit of the total Billing System of Licensee related to the Game, at its request, every one (1) year during the License Term of this Agreement after the Effective Date. Licensee shall provide, promptly upon Licensor’s request, all necessary documents and information to Licensor, including but not limited to IDs and passwords which give full access to any server, systems or databases (including the Billing System) related to the Game. Moreover, Licensee shall provide necessary technical support and protection for information and data back-up.

2.

Licensor has the right to investigate and audit all of the company documents of Licensee and all servers and database related to Game (including the Billing System), once within the first six (6) months after the Effective Date and once each fiscal year during the License Term. For this purpose, Licensee shall provide the documents regarding the composition and the location of network devices, game servers and database of Game (collectively the “Infrastructure”) promptly at Licensor’s request and immediately notify Licensor of any changes or modification in the information on the Infrastructure. Moreover, if necessary, subject to the Licensee’s regulatory compliance assessment, and with a prior written consent and approval executed by Licensee, Licensor may, at its own expense, install any device for audit in such Infrastructure (in this case, Licensee hereby agrees to permit such installation and use of the device, and refrains from taking any steps in interfering with its operation in any way), and Licensee shall actively cooperate with such preparation and audit process conducted by Licensor.

3.

Licensor may, at its sole discretion and at any time during the License Term and for three (3) years after the termination or expiry of this Agreement, request an audit of Licensee by giving Licensee seven (7) days’ notice in writing, for the purposes of verifying whether the payments were made accurately. Licensor may request in the course of such an audit, that Licensee produce relevant documents and allow the accountant or Licensor’s personnel visit Licensee’s office to review all relevant documents in relation with the Game (which include but are not limited to Licensee’s balance sheets, income statements, surplus appropriation statements and statement of cash flows of the respective business operations).

4.

Such investigation and audits shall be carried out during the normal business hours without interruption of Licensee’s business operation. Licensee shall promptly respond to Licensor’s audit requests and provide all documents necessary for the purpose of the audit. If the documents requested contain confidential information or information unrelated to the purpose of the audit, including information on other companies or games, Licensee shall provide the documents after redacting such information to the minimum extent necessary and with minimum delay.

5.

Licensee shall use its best endeavours to assist and cooperate in the investigation and audit as required by Licensor or the accountant for such investigation and audit. Licensee’s failure to assist and cooperate in the audit in a timely manner shall be a material breach of this Agreement by Licensee.

6.

In the event the investigation or audit reveals underpayment by five percent (5%) or greater of the paid amount, such underpayment shall constitute a material breach of this Agreement by Licensee. In addition, Licensee shall also promptly pay to Licensor the unpaid amount together with interest as set forth in Article 7.5 of this Agreement.

7.

The Parties agree and acknowledge that Licensee’s failure to cooperate with the audit process and/or the underpayment by Licensee by five percent (5%) or greater of the paid amount under this Agreement in a timely manner will cause Licensor to incur significant losses, including losses arising out of the loss of use of the sums outstanding, and/or the loss of Confidential Information relating to the operation of the Game, which are difficult to quantify and may harm Licensor’s legitimate interest. Following mutual discussions between the Parties in good faith, Licensee agrees that it is the commercial intention of both Parties that Licensee shall be liable to pay such amounts in the event of a breach of this Article 9, and covenants that it shall not challenge the validity of this Article thereafter.

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8.

Licensee shall ensure that its accountant and/or personnel shall keep all the information acquired from such investigation and audit confidential, and disclose to Licensor the information to the extent necessary to ascertain the calculation of the Monthly Royalty Fees.

Article 10 (Representations, Warranties and Covenants)

1.	In consideration of the license granted by Licensor under this Agreement, Licensee represents and warrants to Licensor as follows:

(a)Licensee acknowledges that Licensor holds or legally authorized by WEMADE M and its licensor CQ, all rights, including but without limitation to copyright, Trademarks, patents, associated rights, title and interest in and to the Licensed IP and the Game.

(b)Licensee shall not develop any other game, including any sequel, spin-off or derivative of the Game, which uses any of the Licensed IP, by using any part of the source code of the Game during and after the License Term without the prior written consent of Licensor.

(c)The service of the Game (including updated version of the Game and the New Version of the Game) as contemplated hereunder, will not violate or infringe any patent, copyright, trademark, and any Intellectual Property Right of any third party.

(d)Licensee and its Affiliates have not, currently do not and will not during the License Term, (i) infringe any Intellectual Property Rights or other rights of Licensor, and/or (ii) obstruct or frustrate the performance of this Agreement.

(e)The Game, or any game developed or published by Licensee and/or its Affiliates in accordance with the terms of this Agreement, shall not include any sequel, spin-off or derivative thereof unless otherwise approved by Licensor in writing.

(f)Neither the execution of this Agreement by Licensee nor the exploitation of the rights or duties contemplated hereby will violate any applicable laws or regulations.

2.

Licensor has the right to license the Licensed IP as of the Execution Date, and shall be fully responsible for any and all legal disputes or issues that may arise after the Execution Date with regards to the Licensed IP. Licensor hereby represents that any rights Licensor grants to Licensee in this Agreement shall not violate or infringe any patent, copyright, trademark, and any Intellectual Property Right of any third party.

3.

Licensor shall, at its own cost and expense, defend, indemnify, and hold Licensee harmless from and against any claim (“IP Claim”) brought by a third party against Licensee, losses (including goodwill loss), damages, liabilities, costs, judgement, fines, orders and expenses (including but not limited to any investigative legal and other expenses) incurred in connection with legal disputes or issues that may arise after the Execution Date with regards to Licensor’s right to license the Licensed IP, subject at all times to (i) Licensee’s compliance with Article 10.8, and (ii) Licensee engaging only such legal representation designated or approved by Licensor. In the event Licensee fails to engage such legal representation designated or approved by Licensor, Licensor shall not be held liable for any challenge by the third party, or for any IP Claim set forth in this Article 10.3.

4.

If any dispute or claim is brought by a third party in respect of the Licensed IP, and the Game is forced to be terminated in the Territory as a result of a court’s final and non-appealable decision from the relevant authority in the Territory made in respect of that dispute or claim, the following shall apply:

(a)

If the Game is forced to be terminated in the Territory after the Commercial Launch date of the Game, Licensor shall compensate Licensee for all the losses arising out of the termination, including a refund of the Minimum Payment less any deductions Licensee has already made pursuant to Article 7.3.

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(b)

If the Game is forced to be terminated in the Territory prior to the Commercial Launch date of the Game, Licensor shall compensate Licensee for all the losses arising out of the termination, including a refund of the full amount of License Fee and the Minimum Payment that actually been paid by Licensee.

(c)

In the event that the deductions made by Licensee pursuant to Article 7.3 equal to the Minimum Payment paid by Licensee, Licensor shall not be required to refund any part of License Fee (18 million RMB) and/or Minimum Payment (42 million RMB) to Licensee.

(d)	All payments must be made within 30 days from the date the court’s final decision or the administrative order becomes effective.

Any refund prescribed in this Article 10.4 herein shall not, without any prejudice, affect Licensee exerting its rights under Article 10.3.

5.

If there is a delay in the payment of any sum under Article 10.3, Licensee shall be entitled to request payment of interest on any unpaid amount from Licensor, and interest shall accrue daily on any and all such unpaid amounts. The interest payable to Licensee shall be 5.33% per annum. The payment of such interest is without prejudice to Licensee’s rights to claim compensation for any damage or loss suffered due to the termination of servicing the Game by the final decision of the court or the administrative order.

6.

Notwithstanding the foregoing provisions in this Article, Licensor shall not be liable for any and all losses, damages, liabilities, costs, and expenses incurred by Licensee from or in connection with the Trademarks which are not registered in the name of Licensor or its licensor during the term of this Agreement, or of any modifications of the Game developed by (or on behalf of, or for the benefit of) Licensee.

7.

If a claim for infringement or any other claims are brought against Licensor in connection with the Game developed through anything other than the use of the Licensed IP, Licensee shall, at its own costs and expenses, defend, indemnify, and hold harmless Licensor from and against any and all losses, damages, liabilities, costs, and expenses incurred by Licensor.

8.	The indemnity provided by Licensor under Article 10.3 is subject to the following conditions:
(a)

The IP Claim must not have been caused or contributed to by any of the following: (i) use of the Licensed IP in any manner which is in breach of this Agreement, (ii) continued use of the Licensed IP notwithstanding a notice by Licensor informing Licensee to cease use of any part of the same, (iii) the combination of the Licensed IP with any third party products, software, content, or elements not furnished by Licensor, or where the same is made, developed or furnished by Licensee; (iv) any alteration by (or on behalf of, or for the benefit of) Licensee, or (v) Licensee’s activities after Licensor has notified Licensee that Licensor believes that such activities may result in infringement;

(b)

Licensee must have promptly provided full notice and particulars of any IP Claim to Licensor, and surrendered full and exclusive control of the conduct of any defence of or response to the IP Claim to Licensor without reservation or qualification; and

(c)

Except otherwise stipulated by the applicable laws or ordered by local authorities, Licensee must not have entered into any settlement, made any admission, or otherwise acted in a manner prejudicial to the defence of or response to the IP Claim at any time.

Article 11 (Term, Events of Default, and Termination)

1.

The term of this Agreement shall begin on the Execution Date, and end five (5) years from the Commercial Launch date (the “Initial Term”), unless terminated at an earlier time pursuant to this Agreement. This

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Agreement may be extended for another one (1) year (the “Extended Term”) if such extension is not objected to in writing by either Party within three (3) months prior to the expiration of the then-current term.

2.	Licensee’s Default. Licensee shall be deemed to be in default of the performance of its obligations under this Agreement in the following events:
(a)	If Licensee fails to make payment of any sums due under this Agreement to Licensor for more than thirty (30) days from the date such obligation fell due;
(b)	If Licensee fails to provide any report or other information required to be provided to Licensor pursuant to Article 8 for more than thirty (30) days from the date such obligation fell due; and/or
(c)	If Licensee fails to provide reasonable cooperation to Licensor for the purposes of the audit pursuant to Article 9.

Upon the occurrence of a default by Licensee, whether or not the default is continuing, Licensor may by notice in writing or e-mail to Licensee declare that this Agreement be terminated immediately. Licensor shall be entitled to demand the immediate payment and other amounts accruing under this Agreement, and to enforce forthwith all its rights under this Agreement without further reference to Licensee. In addition, upon the occurrence of a default as set forth in Article 11.2 by Licensee, Licensor shall not be obliged to return the License Fee to Licensee.

3.

Notwithstanding the foregoing, Licensor shall be entitled (but not obliged) to send a written termination notice to Licensee for the failure to report or pay the Monthly Royalty Fee and/or any other payment due to Licensor in a timely fashion. If Licensee could not take effective remedial measures in sixty (60) days after receiving the termination notice, this Agreement shall be automatically terminated sixty (60) days from the date of such notice.

4.	For the avoidance of doubt, Articles 7.9 and 11.2 do not apply to delays in payment attributable to governmental currency controls or delays in payment due to Licensor's fault.
5.	Events of Default. Each of the following events shall be an Event of Default:
(a)	If one Party commits or threatens to commit a breach or does not perform or comply with any material provision, representation or warranty under this Agreement;
(b)

If one Party commits a breach of any of the terms under this Agreement, and such breach is not remedied within sixty (60) days of the other Party giving written notice to the Party in breach for the breach to be remedied, or if such breach is not capable of remedy;

(c)

If any corporate action, legal proceedings or other corporate procedure (including the making of an application or order, the commencement of proceedings, the calling of a meeting, or the passing of a resolution, other than those which are frivolous or vexatious and discharged within 30 days of its commencement (or such longer period as the other Party may consent to)) taken by a Party, with a view to:

(i)

a suspension of payments, a moratorium of any indebtedness, liquidation, winding up, dissolution, administration reorganization (by way of a voluntary arrangement, scheme of arrangement or otherwise) of a Party;

(ii)	a proposal or the intended proposal of a composition, compromise, assignment or arrangement with any creditor of a Party; or

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(iii)

the appointment of a liquidator, receiver, administrative receiver, administrator, judicial manager or other similar officer (including any similar officer appointed in an interim or provisional capacity) in respect of a Party, or of their respective assets.

(d)

If anything analogous to the events referred to in Article 11.5(c), or which has a substantially similar effect, occurs with respect to a Party under the laws of any jurisdiction in which that Party is incorporated, domiciled, resident, carries on business, has assets, or has any other jurisdictional connections;

(e)	If one Party fails to perform its obligations hereunder due to seizure or provisional seizure of that Party’s property or assets so as to render performance of this Agreement impossible; and/or
(f)	If one Party is or becomes incapable for a period of ninety (90) days of performing any of its said obligations under this Agreement because of any Force Majeure event (defined hereinafter);

Upon the occurrence of an Event of Default, whether or not the Event of Default is continuing, the Party not in breach may by notice in writing or e-mail to the other Party in breach declare that this Agreement be terminated immediately forthwith.

6.	This Article 11 shall not affect any claims for damages.
7.	Consequences of Termination.
(a)	Upon termination or expiry of this Agreement for any reason:
(i)

All of the licenses granted under this Agreement shall immediately cease, and Licensee shall immediately cease, and cause all Platform Operators to cease, any use of the Licensed IP, including without limitation, the Game and the Trademarks.

(ii)

Licensee and/or any third party publisher approved by Licensor shall terminate the publication and service of the Game, save that Licensee may, for a phase-out period of sixty (60) days (or such longer period as Licensor may agree to) from the date of termination or expiry of this Agreement (“Phase-Out Period”) continue to make the Game available to end-users for the limited purposes of:

(A)	Informing the end-users of the termination of the Game;
(B)	Winding down the distribution and operation of the Game; and
(C)	Carrying out any refunds as may be required under the applicable laws.
(iii)	Licensee shall forthwith terminate all marketing and sale activities relating to the Game.
(iv)

Each Party shall forthwith return to the Party who disclosed such information or destroy, if applicable, all copies of Confidential Information of the disclosing Party and any material relating to such Confidential Information, which remain in its possession,.

(b)	The refunds to end users shall be borne by the Parties pursuant to the Monthly Royalty Fee rate set forth in Article 7.3, respectively.
(c)

Licensee shall immediately pay all outstanding liabilities to Licensor within sixty (60) days following (i) the expiration of the Phase-Out Period and (ii) the receipt of relevant invoice. If such payment is delayed without justifiable cause, Licensee shall pay to Licensor, in addition to the unpaid liabilities as set forth in this Agreement and an additional delay interest as mentioned in Article 7.5.

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8.

This Agreement shall be in full force and effect during the License Term, provided however that this Article, Articles 4.2, 6, 7.5, 7.7, 7.8, 7.9, 9, 10.1, 11.2, 11.7, 12, 13, 14 and 15 shall survive the expiry and termination of this Agreement.

Article 12 (Confidentiality)

1.

Each Party shall, during the License Term and three (3) year(s) after the expiry or termination of this Agreement, keep the Confidential Information strictly confidential and shall not disclose it to third parties (including but not limited to the subsidiaries, parent or Affiliates or any subcontractors of each Party) without the prior written permission of the other Party, except to the extent required by any applicable law. The Confidential Information received hereunder shall not be used for any purpose other than as set out in this Agreement, save where the prior written permission of the other Party has been obtained for such use.

2.

Each Party shall restrict access to Confidential Information received from the other Party to only those of its employees to whom such access is necessary for carrying out the obligations contemplated in this Agreement and shall advise such employees of the obligations assumed herein.

3.

Each Party shall implement reasonable procedures to prohibit the unauthorized disclosure or misuse of any Confidential Information received from the other Party, and shall use at least the same procedures and degree of care that it uses to prevent the disclosure of its own confidential information of like importance to prevent the disclosure of the other Party’s Confidential Information, but in no event less than reasonable care.

Article 13 (Indemnification)

1.

Except for the IP Claim as set forth in Article 10.3, each Party (the “Indemnifying Party”) agrees to indemnify and hold harmless the other Party, and its officers, shareholders, members, managers, agents, and employees, from and against any and all losses, damages, liabilities, costs, judgments, expenses, and fees (including legal fees reasonably incurred) arising out of the Indemnifying Party’s breach of this Agreement.

Article 14 (Guarantee)

1.

Guarantor guarantees that Licensee shall (a) act in accordance with, and abide by, the terms and conditions of this Agreement; (b) fully and punctually pay all principal and interest of License Fee and any other payment in accordance with the terms and conditions of this Agreement, including without limitation Article 7, Article 8, Article 9 and Article 11 thereof; and (c) fully and punctually perform all obligations, covenants and liability under this Agreement.

2.	Notwithstanding anything to the contrary herein, Guarantor and Licensee shall be jointly and severally liable for all rights and obligations under this Agreement.
3.	Guarantor represents and warrants to Licensor that:
(a)	This Agreement constitutes legal, valid and binding obligations of Guarantor in accordance with its terms; and
(b)

The execution and delivery by Guarantor of this Agreement, and the performance of its obligations under this Agreement, do not and will not conflict with or constitute a default under any provision of: any agreement or instrument to which Guarantor is a party; the constitutional documents of Guarantor; or any law, lien, lease, order, judgment, award, injunction, decree, ordinance or regulation or any other restriction of any kind or character to which Guarantor is subject.

Article 15 (Miscellaneous Provisions)

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1.

Entire Agreement. This Agreement constitutes the entire understanding and agreement among the Parties and Guarantor and supersedes and replaces any and all prior or contemporaneous, oral or written, representations, negotiations, communications, understandings and agreements among the Parties and Guarantor with respect to the subject matter hereof. The Parties and Guarantor further agree that there have been no other representations made to the other Party, save for the representations contained under Article 10 of this Agreement, and that in entering into this Agreement, the Parties and Guarantor had not relied on any representation not already incorporated into this Agreement. The Parties and Guarantor further covenant and undertake that they shall not take any steps to render void or to set aside this Agreement, and/or to bring any claims against the other Party for any representation made prior to the Execution Date that are not incorporated into this Agreement.

2.

Modifications. This Agreement shall not be modified, amended, cancelled or altered in any way, and may not be modified by custom, usage of trade or course of dealing, except by an instrument in writing signed by the Parties and Guarantor.

3.

Waiver. The performance of any obligation required by the Party hereunder may be waived only with a written waiver signed by the other Party, and such waiver shall be effective only with respect to the specific obligation described. The waiver by either Party of a breach of any provision of this Agreement by the other Party shall not operate or be construed as a waiver of any subsequent breach of the same provision or another provision of this Agreement.

4.

Severability. If any provision in this Agreement is or becomes invalid, illegal or unenforceable in any respect pursuant to any executive, legislative, judicial or other decree or decision under any law of any jurisdiction, the legality, validity or enforceability of the remaining provisions shall not be in any way affected or impaired.

5.	Governing Law. This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by the laws of Singapore.
6.

Arbitration. Any dispute arising out of or in connection with this Agreement, including any questions regarding its existence, validity or termination, shall be submitted to and finally settled by the International Court of Arbitration of the International Chamber of Commerce (“ICC”) in Singapore under the Rules of Arbitration of the International Chamber of Commerce (“ICC Rules”) for the time being in force. The arbitration shall be conducted in the English language by three (3) arbitrators who shall be appointed in accordance with the ICC Rules. The award made by the arbitrators shall be final and binding upon the Parties and Guarantor and may be enforced in any court of competent jurisdiction.

7.

Assignment. Licensee shall have the right, power, or authority to assign this Agreement or any of its rights hereunder to any third party with prior written consent of Licensor. Any assignment by Licensee without Licensor’s prior written consent shall be null and void. Licensor shall have the right, power, or authority to assign this Agreement or any of its rights hereunder to any third party without the consent of Licensee. Subject to the restrictions on assignment set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the Parties and Guarantor and their respective successors and permitted assigns.

8.

Force Majeure.  Neither Party shall be liable to the other Party for non-performance or delay in performance of any of its obligation (other than the payment obligation of Licensee) under this Agreement due to causes reasonably beyond its control including but not limited to fire, flood, strikes, labor troubles or other industrial disturbances, unavoidable accidents, governmental regulations, acts of God, riots, and insurrections (each a “Force Majeure Event”). Upon the occurrence of such a Force Majeure Event, the affected Party shall exercise its best efforts permissible under the circumstances to immediately notify the other Party with as much detail as possible and shall promptly inform the other Party of any further developments. Immediately after the cause is removed, the affected Party shall perform such obligations with all due speed unless this Agreement is previously terminated in accordance with Article 11.

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9.

Disclaimer of Agency. The Parties have entered into this Agreement as independent contractors. Nothing in this Agreement shall constitute a partnership between the Parties hereto nor constitute one as the agent of the other.

10.

Fees, Expenses and Taxes. Each party shall be responsible for the payment of its own costs, expenses and taxes, including legal fees, taxes and expenses, in connection with the negotiation and execution of this Agreement. For the avoidance of doubt, any payment made from Licensee to Licensor under this Agreement shall be made free and clear of any deduction or withholding for or on account of any VAT (增值税) and any surtax (which uses the VAT (增值税) as a basis of assessment) that may be levied on payments made by Licensee to Licensor.

11.

Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will take effect as one and the same instrument. The Parties and Guarantor will deliver original execution copies of this Agreement to one another as soon as practicable following execution.

12.

Remedies Cumulative. Except as expressly set forth herein, the remedies conferred upon any of the Parties and Guarantor by this Agreement is intended to be cumulative and not exclusive of any other right or remedies given hereunder or now or hereafter existing at law or in equity.

13.

Language. Unless otherwise agreed by the Parties and Guarantor, the language for any formal correspondences among the Parties and Guarantor and any documentation exchanged under or in connection with this Agreement shall be in English.

14.	Headings. Headings are used in this Agreement for reference only and will not be considered when interpreting this Agreement.
15.

Notices.  All notices, demands, requests, consents or other communications hereunder shall be in writing and shall be given by personal delivery, by express courier, by registered mail with return receipt requested, by facsimile, or by e-mail, to the parties at the addresses shown below, or to such other address as may be designated by written notice given by either party to the other party. Unless conclusively proved otherwise, all notices, demands, requests, consents or other communications hereunder shall be deemed effective upon delivery if personally delivered, three (3) days after dispatch if sent by express courier, ten (10) days after dispatch if sent by registered or certified mail with return receipt requested, or confirmation of the receipt of the facsimile or e-mail by the recipient if sent by facsimile or e-mail.

If to Licensor:

Wemade Co., Ltd. (주식회사 위메이드)

E-mail address:

[REDACTED]

OR

Address:

[REDACTED]If to Licensee:

China Crown Technology Limited

E-mail address:

[REDACTED]

OR

Address: 17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 200080

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If to Guarantor:

The9 Limited

E-mail address:

[REDACTED]

OR

Address: 17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 200080

16.

No Adverse Construction.  No provision of this Agreement shall be construed adversely against a Party solely on the ground that that party was responsible for the preparation of this Agreement or that provision.

17.	Day count convention. Any interest accruing under this Agreement will accrue from day to day, and is calculated on the basis of the actual number of days elapsed and a year of 365 days.
18.

Certificates and determinations.  Any certification or determination by Licensor of a rate or amount due under this Agreement is, in the absence of manifest clerical or computation error, conclusive evidence of the matters to which it relates.

[The Remainder of This Page Intentionally Left Blank; Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the Execution Date.

LICENSOR:

Wemade Co., Ltd. (주식회사 위메이드)

By:	/s/ Park, Kwan Ho
Name: Park, Kwan Ho
Title: CEO

LICENSEE:

China Crown Technology Limited

By:	/s/ George Lai
Name: George Lai
Title: Representative

GUARANTOR:

The9 Limited

By:	/s/ George Lai
Name: George Lai
Title: Representative

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